

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via Email
Kevin A. Pollack, Esq.
Chief Financial Officer
Lightlake Therapeutics Inc.
86 Gloucester Place, Ground Floor Suite
London, England

> **Re: Lightlake Therapeutics Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 8, 2014**
> **File No. 333-139915**

Dear Mr. Pollack:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your annual meeting originally scheduled for December 17, 2013 was postponed and rescheduled on October 2, 2014. Please revise to provide disclosure explaining the reasons for the postponement of the December 17, 2013 annual meeting and the consequences to investors. Your disclosure should also address why the meeting was not rescheduled for over nine months.

2.   We note that the articles of incorporation filed as Exhibit 3(i) to your Form 10-K for the fiscal year ended July 31, 2009 are for a predecessor entity, Madrona Ventures Inc. Please tell us where the most recent version of your articles are filed or otherwise advise.

What is the voting requirement to approve the proposals?, page 5

3.   We note the disclosure within this section that the proposal to approve an amendment to the company's Articles of Incorporation to increase the amount of authorized shares of common stock will be approved if the votes cast "FOR" the proposal exceeds those cast against the proposal. This is inconsistent with the standard on page 14 which states that the passage Proposal 1 requires the affirmative vote of a majority of our outstanding shares. Please revise to reconcile the voting standards throughout the proxy statement.

Principal Stockholders, page 11

4.   We note that you have omitted information from your beneficial ownership table. Please revise to provide a complete beneficial ownership table as of the most recent practicable date. See Item 6(d) of Schedule 14A as well as Items 403(a) and (b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Eric Stein, Esq.
         Szaferman Lakind Blumstein & Blader, P.C.